EXHIBIT 99.11

RECONCILIATION TO UNITED STATES GAAP

Claude Resources Inc - Reconciliation to United States GAAP

The consolidated financial statements of Claude Resources Inc. are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Differences From United States Accounting Principles:

a)  Balance Sheets

	2007	2006
Mineral Properties - under Canadian GAAP	$76,904	$52,984
Cumulative exploration expenditures expensed under U.S. GAAP (i)	(30,932)	(19,844)
Cumulative depreciation and depletion adjustment (ii)	1,647	1,607
Cumulative write-down adjustment (ii)	(1,825)	(1,825)
Mineral Properties - under U.S. GAAP	$45,794	$32,922
Investments - under Canadian GAAP	$1,140	$1,428
Unrealized gain on available-for-sale securities (iii)	-	463
Investments - under U.S. GAAP	$1,140	$1,891
Payables and accrued liabilities - under Canadian GAAP	$8,536	$7,294
Cumulative liability for flow-through shares (vi)	1,438	777
Payables and accrued liabilities- under U.S. GAAP	$9,974	$8,071
Shareholders’ equity
Share capital - under Canadian GAAP	$85,591	$56,036
Reduction of stated capital (v)	55,000	55,000
Adjustment for flow-through shares (vi)	5,724	4,019
Adjustment for flow-through share premiums (vi)	(4,136)	(2,698)
Share capital - under U.S. GAAP	142,179	112,357
Contributed Surplus
Contributed Surplus - Under Canadian GAAP	1,308	1,062
Cumulative stock compensation costs implementation of FAS 123	(25)	(25)
Contributed Surplus - under U.S. GAAP	1,283	1,037
Retained earnings - under Canadian GAAP	1,513	8,480
Reduction of stated capital (v)	(55,000)	(55,000)
Cumulative exploration expenses (i)	(30,932)	(19,844)
Cumulative depreciation and depletion adjustment (ii)	1,647	1,607
Cumulative write-down adjustment (ii)	(1,825)	(1,825)
Cumulative stock compensation costs on implementation of FAS 123	25	25
Cumulative impact of flow-through shares (vi)	(5,724)	(4,019)
Cumulative renunciation of tax deductions on flow-through shares (vi)	2,698	1,921
Deficit - under U.S. GAAP	(87,598)	(68,655)
Accumulated other comprehensive income
Unrealized gain (loss) on available-for-sale securities (iii)	(305)	463
Shareholders’ equity - under U.S. GAAP	$55,559	$45,202

b)  Statements of Earnings (Loss)

	2007	2006
Net earnings (loss) - under Canadian GAAP	$(6,967)	$6,422
Exploration expenditures (i)	(11,088)	(7,492)
Depreciation and depletion adjustment (ii)	40	105
Tax liability of flow-through shares (vi)	(1,705)	(2,699)
Renunciation of tax deductions on flow-through shares (vi)	777	623
Net earnings (loss) - under U.S. GAAP	(18,943)	(3,041)
Available-for-sale securities (iii)	(768)	(5,675)
Comprehensive earnings (loss) under U.S. GAAP	(19,711)	(8,716)
Net earnings (loss) per share under U.S. GAAP Basic and diluted	$(0.21)	$(0.04)

i) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are capitalized in accordance with Canadian GAAP as disclosed in Note 1 to the consolidated financial statements. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, development costs of the property are capitalized.  Exploration properties with a net book value of $25,343 (2006 - $19,844) have been expensed for U.S. GAAP purposes.

During the year, the Company’s Santoy 7 project achieved commercial production.  Exploration costs of $6,057 capitalized for Canadian GAAP purposes were reclassified to mine development costs.  Depletion expense of $468 was recognized during the year.  These exploration expenditures have been expensed for U.S. GAAP purposes.

ii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iii) Available-for-Sale Securities

Under both Canadian and U.S. GAAP, investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. Formerly, under Canadian GAAP, investments were accounted for using the cost method, resulting in a Canadian U.S. GAAP difference in the prior year.

iv) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $40,000,000 in 2001 and $15,000,000 in 1994. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 with a corresponding increase in the Company’s deficit balance.

v) Flow-through Share Premiums

Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and this reduction in the amount of $1,705,000 (2006- $2,699,000) has been recognized in earnings for Canadian GAAP purposes.

vi) Changes in Accounting Policy

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  This statement is an amendment of FASB Statements No. 133 and No. 140 (Accounting for Derivative Instruments and Hedging Activities and Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, respectively) and is effective for the Company beginning January 1, 2007.  This guidance did not impact the Company’s consolidated financial statements under US GAAP.

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 provides additional guidance on how a company is to recognize, measure and disclose uncertain tax positions that it has taken in its tax filings.  Canadian GAAP has no similar requirements related to uncertain tax positions.

Effective January 1, 2007, Claude adopted the provisions of FIN 48.  This guidance did not impact the Company’s consolidated financial statements under U.S. GAAP.

vii) Future Changes in Accounting Policy

In September 2006, the FASB issued SFAS No. 157, Fair Value measurements.  This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  However, certain elements of the standard related to non-financial assets and liabilities have been deferred to fiscal years beginning on or after November 15, 2008.  The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements under U.S. GAAP.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“FAS 159”).  FAS 159 provides an entity the option to measure many financial instruments and certain other items at fair value that are not otherwise currently required.  FAS 159 also establishes presentation and disclosure requirements for assets and liabilities measured at fair value in an effort to allow comparisons between entities that choose alternative methods.  Claude does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued a revised standard on accounting for business combinations, Statement No. 141(R), Business Combinations (“FAS 141(R)”).  FAS 141(R) specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure noncontrolling interests at fair value and a requirement to recognize acquisition-related costs as expenses.  FAS 141(R) is applicable to business combinations occurring after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements "FAS 160"; FAS 160 is a  revised standard on accounting for noncontrolling interest and transactions with noncontrolling interest holders in consolidated financial statements.

This statement specifies that noncontrolling interest are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because noncontrolling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than a step acquisition or dilution gains or losses. The carrying amount of the noncontrolling interest is adjusted to reflect the change in ownership interests, and any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the noncontrolling interest. Additional required disclosures and reconciliation include a separate schedule that shows the effects of any transactions with the noncontrolling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. FAS 160 will be applied prospectively to all noncontrolling interest, including any that arose before the effective date.

KPMG LLP
Chartered Accountants
600 - 128 Fourth Avenue South
Saskatoon SK S7K 1M8

Telephone (306) 934-6200
Fax (306) 934-6233
Internet www.kpmg.ca

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Claude Resources Inc.

On March 28, 2008, we reported on the consolidated balance sheets of Claude Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders' equity, and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the corporation's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Chartered Accountants
Saskatoon, Canada
March 28, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP
Chartered Accountants
600 - 128 Fourth Avenue South
Saskatoon SK S7K 1M8

Telephone (306) 934-6200
Fax (306) 934-6233
Internet www.kpmg.ca

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Claude Resources Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):

- that refers to the audit report on the corporation's internal control over financial reporting. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors' report on the corporation's internal control over financial reporting in the auditors' report on the consolidated financial statements.

- when there is a change in accounting principles that has a material effect on the comparability of the corporation's financial statements such as the changes described in note 3 to the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Saskatoon, Canada
March 28, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.